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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON,  DC 20549


                                       FORM 6-K


                               REPORT OF FOREIGN ISSUER
                         PURSUANT TO RULE 13a-16 OR 15d-16 OF
                         THE SECURITIES EXCHANGE ACT OF 1934



For the months of      JANUARY, FEBRUARY AND MARCH 1999
                  -------------------------------------------------------------

                               QUEBECOR PRINTING INC.
-----------------------------------------------------------------------
                   (Translation of Registrant's Name into English)

                 612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
----------------------------------------------------------------------------
                    (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                    Form 40-F   X
         -----                                         -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No   X
    -----                   -----



                                                  PAGE 1 OF 9

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                             INTERIM FINANCIAL STATEMENTS
                                QUEBECOR PRINTING INC.
                                FILED IN THIS FORM 6-K




FIRST QUARTER OF 1999








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April 27, 1999                                                            04/99
FOR IMMEDIATE RELEASE                                               Page 1 of 2


                QUEBECOR PRINTING REPORTS RECORD FIRST QUARTER RESULTS

                              EARNINGS PER SHARE UP 19%


MONTREAL - Quebecor Printing Inc. announced today net income available for holders of equity shares of US $22 million for the quarter ended March 31, 1999, a 20% increase from US $18 million in 1998. Earnings per share for the quarter increased 19% to US $0.19 from US $0.16 in 1998. Revenues increased to US $911 million compared to US $882 million in 1998.

These results were announced today by Mr. Charles G. Cavell, President and Chief Executive Officer, during the Company's Annual Shareholders' meeting. "Our performance this quarter once again shows the wisdom of being a diversified, global printer," he said. "While our North American business felt the lingering effects of last year's US restructuring, our European and South American businesses' operating income was up significantly. Our consolidated operating margin is up compared to this time last year and we are on track with improved efficiencies to generate stronger earnings."

While profitability was up overall, the effects of certain plant closures and the sale of the Company's check business last year were reflected in slightly lower revenues in the United States and Canada. Increases in revenues and operating income in Europe and South America were largely due to last year's acquisitions in Sweden, Peru and Colombia.

As a result of reduced capital expenditures and efficient management of working capital, cash flow generated from operations for the quarter rose by US $100 million to US $43 million compared to a deficiency of close to US $60 million last year. Subsequent to the quarter's end, the Company announced the acquisition of Barcelona-based printer Cayfo, making Quebecor Printing the largest commercial printer in Spain. With annual revenues of US $90 million and attractive operating margins, the acquisition is immediately accretive to earnings.

The Board of Directors declared a dividend of US $0.07 per share on the Multiple Voting Shares and Subordinate Voting Shares, an increase of 17% compared with last year. The Board of Directors also declared a dividend of CDN $0.3125 per share on Series 2 Preferred Shares. These two dividends are payable on June 1, 1999 to shareholders of record at the close of business on May 12, 1999.


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                                                                  Page 2 of 2

Quebecor Printing Inc. (NYSE:PRW; ME:IQI; TSE:IQI), a diversified global commercial printing company, is the largest commercial printer in Canada and South America and one of the largest in the United States and Europe. The Company is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing, related services, CD-ROM mastering and replicating, directories as well as bonds and banknotes. The Company has over 28,000 employees working in more than 115 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Sweden, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

                                        -30-


FOR MORE INFORMATION:

Christian M. Paupe                           John Paul Macdonald
Executive Vice President and                 Director, Corporate Communications
Chief Financial Officer                      (800) 567-7070
(800) 567-7070                               (514) 954-0101
(514) 954-0101

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QUEBECOR PRINTING INC.

FIRST QUARTER 1999

PERIODS ENDED MARCH, 31

(In millions of us dollars, except per share data )


                                                                 3   M O N T H S

                                                            1999      1998      CHANGE
                                                           -----------------------------
SEGMENTED INFORMATION
REVENUES
United States ..........................................    468.2     501.1      (6.5 %)
Canada..................................................    220.5     223.3      (1.2 %)
Europe .................................................    203.1     143.2      41.8 %
South America...........................................     19.7      13.2      49.5 %

OPERATING INCOME
United States ..........................................     22.4      24.5      (8.3 %)
Canada..................................................     16.3      14.0      16.4 %
Europe .................................................     10.1       6.7      50.5 %
South America...........................................      2.4       0.8     180.5 %

OPERATING MARGIN
United States ..........................................      4.8%      4.9%
Canada..................................................      7.4%      6.3%
Europe .................................................      5.0%      4.7%
South America...........................................     12.1%      6.4%

CONSOLIDATED RESULTS
Revenues ...............................................    910.5     881.9       3.2 %
Operating income before depreciation & amortization.....    114.0     103.2      10.5 %
Operating income........................................     53.0      47.5      11.6 %
Net Income..............................................     24.2      20.7      17.1 %
Net Income available for holders of equity shares ......     21.7      18.1      20.4 %

INCOME AS % OF REVENUES
Operating income before depreciation & amortization.....   12.5 %    11.7 %
Operating income........................................    5.8 %     5.4 %

PER SHARE DATA ( $ US )
Cash flow from operations ..............................     $0.76     $0.69
Net Income..............................................     $0.19     $0.16

PER SHARE DATA ( $ CDN ) *
Cash flow from operations ..............................     $1.14     $0.98
Net Income..............................................     $0.28     $0.22

REVENUES BY PRODUCT SEGMENT ( % )
Magazines...............................................   31.9 %    28.6 %
Inserts and circulars...................................   19.0 %    19.8 %
Catalogs................................................   15.3 %    15.9 %
Books ..................................................   13.6 %    14.3 %
Specialty Printing......................................    9.9 %    10.7 %
Related Services and  CD-ROM............................    4.9 %     4.6 %
Directories.............................................    4.6 %     4.5 %
Bonds, Banknotes and Others.............................    0.8 %     1.6 %

* For reference only - subject to  fluctuations of the exchange rate.

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QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF US DOLLARS)

--------------------------------------------------------------------------------------------------------------
                                                 MARCH 31             December 31                    March 31
                                                     1999                    1998                        1998
                                              (UNAUDITED)               (audited)                 (unaudited)
--------------------------------------------------------------------------------------------------------------
ASSETS

Current assets :
   Cash                                             $ 393                   $ 309                     $ 1,837
   Trade receivables                              634,079                 695,867                     627,014
   Inventories                                    227,958                 233,019                     254,708
   Prepaid expenses                                29,919                  25,035                      25,124
--------------------------------------------------------------------------------------------------------------
                                                  892,349                 954,230                     908,683

Fixed assets                                    3,204,245               3,224,609                   3,000,322
   less accumulated depreciation                1,046,878               1,013,645                     888,816
--------------------------------------------------------------------------------------------------------------
                                                2,157,367               2,210,964                   2,111,506

Goodwill                                          582,553                 595,724                     379,392

Other assets                                       89,771                  81,198                      73,483
--------------------------------------------------------------------------------------------------------------
                                              $ 3,722,040             $ 3,842,116                 $ 3,473,064
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities :
   Bank indebtedness                             $ 17,733                $ 15,607                    $ 21,394
   Trade payables and accrued liabilities         528,185                 601,244                     539,212
   Income and other taxes                          38,588                  42,207                      36,676
   Current portion of long-term debt
     and convertible debentures                    39,190                  51,066                      38,806
--------------------------------------------------------------------------------------------------------------
                                                  623,696                 710,124                     636,088

Long-term debt                                  1,113,249               1,140,941                     994,298

Other liabilities                                 129,227                 127,859                     115,552

Deferred income taxes                             226,839                 223,085                     201,758

Convertible debentures                             54,215                  58,193                      56,810

Non-controlling interest                           17,874                  17,410                      16,450

Shareholders' equity :
   Capital stock                                  900,171                 898,138                     896,688
   Contributed surplus                             88,737                  88,737                      88,737
   Retained earnings                              643,192                 629,596                     526,020
   Translation adjustment                         (75,160)                (51,967)                    (59,337)
--------------------------------------------------------------------------------------------------------------
                                                1,556,940               1,564,504                   1,452,108
--------------------------------------------------------------------------------------------------------------
                                              $ 3,722,040             $ 3,842,116                 $ 3,473,064
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

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QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS OF US DOLLARS)

--------------------------------------------------------------------------------------------------------------
                                                                               Three months ended
                                                                                    March 31,
                                                                          1999                    1998
                                                                                  (Unaudited)
--------------------------------------------------------------------------------------------------------------
Cash flows provided by (used in):

OPERATIONS:

Net income                                                               $ 24,223              $ 20,689
Non-cash items in income :
   Depreciation and amortization                                           61,049                55,771
   Deferred income taxes                                                    4,390                 4,816
   Non-controlling interest                                                   422                   545
   Other                                                                      (53)                  501
--------------------------------------------------------------------------------------------------------------
                                                                           90,031                82,322

Changes in non-cash operating working capital                             (16,167)              (36,221)
--------------------------------------------------------------------------------------------------------------

                                                                           73,864                46,101
--------------------------------------------------------------------------------------------------------------

FINANCING:

Net proceeds from issuance of capital stock                                 2,034                   687
Net increase (decrease) of long-term debt                                 (37,946)               67,337
Increase in bank indebtedness                                               2,126                 2,410
Dividends on equity shares                                                 (8,107)                  -
Dividends paid to preferred shareholders                                   (2,515)               (3,183)
Dividends paid to non-controlling shareholders                                -                  (1,395)
Translation adjusment                                                       3,639                 2,814
--------------------------------------------------------------------------------------------------------------

                                                                          (40,769)               68,670
--------------------------------------------------------------------------------------------------------------

INVESTMENTS:

Business acquisitions, net of cash position                                (4,284)              (11,721)
Additions to fixed assets                                                 (36,182)             (102,415)
Proceeds from disposal of assets                                            7,731                   110
Increase in other assets                                                   (7,595)               (3,995)
Other                                                                       7,317                 4,689
--------------------------------------------------------------------------------------------------------------

                                                                          (33,013)             (113,332)
--------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash                                         2                    18
--------------------------------------------------------------------------------------------------------------
Increase in cash                                                               84                 1,457

Cash at beginning                                                             309                   380
--------------------------------------------------------------------------------------------------------------

Cash at end                                                                 $ 393               $ 1,837
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS OF US DOLLARS, EXCEPT FOR EARNINGS PER SHARE AMOUNTS)

--------------------------------------------------------------------------------------------------------------
                                                                          Three months ended
                                                                               March 31,
                                                                       1999                1998
                                                                              (Unaudited)
--------------------------------------------------------------------------------------------------------------
REVENUES                                                           $ 910,515             $ 881,879
--------------------------------------------------------------------------------------------------------------

Operating expenses :

Operating costs                                                      796,473               778,642
Depreciation and amortization                                         61,049                55,771
--------------------------------------------------------------------------------------------------------------

                                                                     857,522               834,413
--------------------------------------------------------------------------------------------------------------

OPERATING INCOME                                                      52,993                47,466

Financial expenses                                                    17,784                15,146
--------------------------------------------------------------------------------------------------------------
                                                                      35,209                32,320

Income taxes                                                          10,564                11,086
--------------------------------------------------------------------------------------------------------------

                                                                      24,645                21,234

Non-controlling interest                                                 422                   545
--------------------------------------------------------------------------------------------------------------

NET INCOME                                                            24,223                20,689

Net income available for holders of preferred shares                   2,477                 2,626

NET INCOME AVAILABLE FOR HOLDERS OF EQUITY SHARES                   $ 21,746              $ 18,063
--------------------------------------------------------------------------------------------------------------


EARNINGS PER SHARE                                                    $ 0.19                $ 0.16
--------------------------------------------------------------------------------------------------------------


AVERAGE NUMBER OF EQUITY SHARES
   OUTSTANDING (IN THOUSANDS)                                        115,856               115,613
--------------------------------------------------------------------------------------------------------------

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                                      SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          QUEBECOR PRINTING INC.



                          By:       (s)    PHILIPPE MONTEL
                               --------------------------------------------
                          Name:          Philippe Montel
                          Title:         Vice President, Legal Affairs
                                         and Secretary




Date: APRIL 27, 1999



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